DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   30-Apr-2022

Amounts in USD

Dates

Collection Period No.	26				
Collection Period (from... to)	1-Apr-2022	30-Apr-2022			
Determination Date	12-May-2022				
Record Date	13-May-2022				
Distribution Date	16-May-2022				
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2022	16-May-2022	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2022	15-May-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	122,375,861.52	103,905,548.66	18,470,312.86	54.971169	0.309243
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**207,780,861.52**	**189,310,548.66**	**18,470,312.86**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**302,381,343.56**	**283,911,030.70**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	124,415.46	0.370284	18,594,728.32	55.341453
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**221,919.50**		**18,692,232.36**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	18,313,322.37	(1) Total Servicing Fee	251,984.45
Interest Collections	1,386,351.78	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	103,872.59	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	87,375.89		
Purchase Amounts	0.00	(3) Interest Distributable Amount	221,919.50
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	166.68	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**19,891,089.31**	(6) Regular Principal Distributable Amount	18,470,312.86
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**19,891,089.31**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	946,872.50
		Total Distribution	**19,891,089.31**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	251,984.45	251,984.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	221,919.50	221,919.50	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	124,415.46	124,415.46	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	221,919.50	221,919.50	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,470,312.86	18,470,312.86	0.00
Aggregate Principal Distributable Amount	18,470,312.86	18,470,312.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	22.60
minus Net Investment Earnings	22.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	22.60
Net Investment Earnings on the Collection Account	144.08
Investment Earnings for the Collection Period	166.68

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	302,381,343.56	3,843
Principal Collections	12,467,915.90	
Principal Collections attributable to Full Pay-offs	5,845,406.47	
Principal Purchase Amounts	0.00	
Principal Gross Losses	156,990.49	
Pool Balance end of Collection Period	283,911,030.70	3,698
Pool Factor	25.81%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.70%
Weighted Average Number of Remaining Payments	42.36	25.24
Weighted Average Seasoning (months)	14.06	37.12

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	283,214,995.30	3,674	99.75%
31-60 Days Delinquent	661,828.16	21	0.23%
61-90 Days Delinquent	27,024.11	1	0.01%
91-120 Days Delinquent	7,183.13	2	- %
Total	283,911,030.70	3,698	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.01%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	156,990.49	4	15,691,059.86	202
Principal Net Liquidation Proceeds	103,448.65		5,898,505.07	
Principal Recoveries	85,965.89		5,732,228.97	
Principal Net Loss / (Gain)	(32,424.05)		4,060,325.82	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.133%)
Prior Collection Period	(1.437%)
Second Prior Collection Period	0.281%
Third Prior Collection Period	0.414%
Four Month Average	(0.219%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.369%
Average Net Credit Loss/(Gain)	20,100.62

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%
22	1.37%	0.39%	0.19%	0.11%	0.05%	15.94%
23	1.40%	0.40%	0.22%	0.02%	0.04%	15.90%
24	1.41%	0.41%	0.45%	0.04%	0.01%	15.57%
25	1.41%	0.37%	0.33%	0.04%	0.02%	15.73%
26	1.43%	0.37%	0.23%	0.01%	- %	15.65%